SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2004

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

(i)

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION

ITEM 1
Financial Statements
Consolidated Statements of Earnings
For the three months ended September 30, 2004 and 2003
(unaudited)
(in thousands, except per share data)

	2004	2003
Net revenue:
Dialysis Care	$1,148,863	$1,018,092
Dialysis Products	427,755	391,349

	1,576,618	1,409,441
Costs of revenue:
Dialysis Care	822,032	730,723
Dialysis Products	237,469	215,282

	1,059,501	946,005
Gross profit	517,117	463,436

Operating expenses:
Selling, general and administrative	291,294	253,593
Research and development	11,767	12,780

Operating income	214,056	197,063

Other (income) expense:
Interest income	(4,188)	(2,657)
Interest expense	49,525	55,344

Income before income taxes and minority interest	168,719	144,376
Income tax expense	67,126	56,493
Minority interest	(539)	563

Net income	$102,132	$87,320

Basic income per Ordinary share	$1.06	$0.90

Basic income per Preference share	$1.07	$0.92

Fully diluted income per Ordinary share	$1.05	$0.90

Fully diluted income per Preference share	$1.06	$0.92

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statements of Earnings
For the nine months ended September 30, 2004 and 2003
(unaudited)
(in thousands, except per share data)

	2004	2003
Net revenue:
Dialysis Care	$3,334,011	$2,940,711
Dialysis Products	1,253,965	1,134,364

	4,587,976	4,075,075
Costs of revenue:
Dialysis Care	2,396,006	2,134,821
Dialysis Products	667,753	617,116

	3,063,759	2,751,937
Gross profit	1,524,217	1,323,138

Operating expenses:
Selling, general and administrative	861,126	736,133
Research and development	38,169	37,258

Operating income	624,922	549,747

Other (income) expense:
Interest income	(9,908)	(9,254)
Interest expense	147,267	168,668

Income before income taxes and minority interest	487,563	390,333
Income tax expense	193,388	152,059
Minority interest	367	1,593

Net income	$293,808	$236,681

Basic income per Ordinary share	$3.04	$2.44

Basic income per Preference share	$3.09	$2.50

Fully diluted income per Ordinary share	$3.02	$2.44

Fully diluted income per Preference share	$3.07	$2.50

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Balance Sheets
At September 30, 2004 and December 31, 2003
(in thousands, except share and per share data)

	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,872	$48,427
Trade accounts receivable, less allowance for doubtful accounts of $173,738 in 2004 and $166,385 in 2003	1,409,658	1,229,503
Accounts receivable from related parties	72,443	50,456
Inventories	444,822	444,738
Prepaid expenses and other current assets	247,140	253,365
Deferred taxes	196,027	179,639

Total current assets	2,427,962	2,206,128
Property, plant and equipment, net	1,085,655	1,089,146
Intangible assets	594,239	582,103
Goodwill	3,381,222	3,288,348
Deferred taxes	39,353	35,541
Other assets	192,203	302,054

Total assets	$7,720,634	$7,503,320

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$169,475	$177,824
Accounts payable to related parties	135,702	128,703
Accrued expenses and other current liabilities	607,416	553,830
Accrual for special charge for legal matters	127,015	138,154
Short-term borrowings	156,955	89,417
Short-term borrowings from related parties	7,070	30,000
Current portion of long-term debt and capital lease obligations	306,114	90,365
Income tax payable	177,793	178,111
Deferred taxes	50,838	26,077

Total current liabilities	1,738,378	1,412,481
Long-term debt and capital lease obligations, less current portion	819,144	1,111,624
Other liabilities	119,612	128,615
Pension liabilities	105,244	100,052
Deferred taxes	255,622	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,229,650	1,242,317
Minority interest	16,915	14,105

Total liabilities	4,284,565	4,259,640
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,265,298 issued and outstanding	69,776	69,616
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,744,778	2,741,362
Retained earnings	549,716	378,014
Accumulated other comprehensive loss	(157,695)	(174,806)

Total shareholders’ equity	3,436,069	3,243,680

Total liabilities and shareholders’ equity	$7,720,634	$7,503,320

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2004 and 2003
(unaudited)
(in thousands)

	2004	2003
Operating Activities:
Net income	$293,808	$236,681
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:
Depreciation and amortization	171,367	158,983
Change in deferred taxes, net	36,380	44,589
Loss (gain) on sale of fixed assets	87	(1,224)
Compensation expense related to stock options	1,330	1,165
Cash inflow from Hedging	8,566	27,851
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(8,249)	29,655
Inventories	1,542	(20,048)
Prepaid expenses, other current and non-current assets	20,711	31,400
Accounts receivable from/ payable to related parties	(16,368)	(5,079)
Accounts payable, accrued expenses and other current and non-current liabilities	50,539	(48,437)
Income tax payable	336	47,092

Net cash provided by operating activities	560,049	502,628

Investing Activities:
Purchases of property, plant and equipment	(156,398)	(141,390)
Proceeds from sale of property, plant and equipment	13,283	12,665
Acquisitions and investments, net of cash acquired	(73,981)	(78,813)

Net cash used in investing activities	(217,096)	(207,538)

Financing Activities:
Proceeds from short-term borrowings	33,285	64,591
Repayments of short-term borrowings	(35,901)	(99,144)
Proceeds from short-term borrowings from related parties	56,982	94,787
Repayments of short-term borrowings from related parties	(80,000)	(6,000)
Proceeds from long-term debt	159,558	927,727
Principal payments of long-term debt and capital lease obligations	(254,607)	(908,026)
Decrease of accounts receivable securitization program	(90,998)	(265,683)
Proceeds from exercise of stock options	2,246	471
Dividends paid	(122,106)	(107,761)
Redemption of Series D Preferred Stock of subsidiary	—	(8,906)
Change in minority interest	(349)	(282)

Net cash used in financing activities	(331,890)	(308,226)

Effect of exchange rate changes on cash and cash equivalents	(1,618)	10,729

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	9,445	(2,407)
Cash and cash equivalents at beginning of period	48,427	64,793

Cash and cash equivalents at end of period	$57,872	$62,386

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2004 (unaudited) and year ended December 31, 2003
(in thousands, except share data)

	Preference Shares		Ordinary Shares				Accumulated other comprehensive loss
					Additional		Foreign		Minimum
	Number of	No par	Number of	No par	paid in	Retained	currency	Cash flow	pension
	shares	value	shares	value	capital	earnings	translation	hedges	liability	Total
Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179
Proceeds from exercise of options	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					1,469					1,469
Comprehensive income
Net income						331,180				331,180
Other comprehensive income (loss) related to:
Cash flow hedges								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum pension liability									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680

Proceeds from exercise of options	51,319	160			2,086					2,246
Compensation expense related to stock options					1,330					1,330
Dividends paid						(122,106)				(122,106)
Comprehensive income
Net income						293,808				293,808
Other comprehensive income (loss) related to:
Cash flow hedges								(33,734)		(33,734)
Foreign currency translation adjustment							50,845			50,845

Comprehensive income										310,919

Balance at September 30, 2004	26,265,298	$69,776	70,000,000	$229,494	$2,744,778	$549,716	$(95,401)	$(28,887)	$(33,407)	$3,436,069

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

     Fresenius Medical Care AG (“FME” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services and clinical laboratory testing and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

Basis of Consolidation

     The consolidated financial statements at September 30, 2004 and for the three- and nine-month periods ended September 30, 2004 and 2003 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2003 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the three- and nine-month periods ended September 30, 2004 are not necessarily indicative of the results of operations for the year ending December 31, 2004.

2.	Special Charge for Legal Matters

     In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 11).

     The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace & Co., but may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the costs of defending the Company in litigation arising out of the Grace Chapter 11 Proceedings (see Note 11).

     The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies.

     The remaining amount of the special charge of $30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

     During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace & Co. Based on these developments, the Company has reduced its estimate for the settlement and related

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

costs of the Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace & Co. matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).

     At September 30, 2004, there is a remaining balance of $127,015 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the three and nine months ended September 2004, $9,282 and $11,139, respectively, in charges were applied against the accrued special charge for legal matters.

3.	Variable Interest Entities

     In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Entities (revised) (“FIN 46R”). FIN 46R explains the concept of a variable interest entity (“VIE”) and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties or the equity investors lack the essential characteristics of a controlling financial interest. The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. The Company also participates in a joint venture which is engaged in the perfusion industry. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities in which the Company is the primary beneficiary, generate approximately $146,000 in annual revenue.

     In accordance with FIN 46R, the Company fully consolidates the VIEs. The interest held by the minority shareholders in these consolidated VIEs is reported as minority interest in the consolidated balance sheet at September 30, 2004. The VIEs have had no impact on shareholders’ equity. The results of operations for the VIEs have been included in the consolidated statement of earnings beginning April 1, 2004.

     The Company also has relationships with variable interest entities where it is not the primary beneficiary. These variable interest entities consist of a number of dialysis facilities whose operations are not material in the aggregate and a management company with which the Company has had a relationship with since 1998. The management company has approximately $10,000 in sales and the Company has no potential losses as a result of its relationship.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

4.	Debt and Capital Lease Obligations

     At September 30, 2004 and December 31, 2003, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2004	2003
Senior credit agreement	$848,400	$912,300
Capital leases	7,147	9,919
Euro Notes	159,456	162,296
Other	110,255	117,474

	1,125,258	1,201,989
Less current maturities	(306,114)	(90,365)

	$819,144	$1,111,624

2003 Senior Credit Agreement

     On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000.

     On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $1,500,000 was voluntarily reduced to $1,400,000 and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than on Loan B, which was repaid. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment.

     On May 7, 2004, the 2003 Senior Credit Agreement was amended (Amendment 2) so that Loan A was increased from $500,000 to $575,000, the revolving credit facility was increased from $500,000 to $575,000 and a new term loan (Loan D, see below) was added at $250,000. The combination of these increases together with funds from the Accounts Receivable Facility were used to pay off Loan C.

As of September 30, 2004, the credit facilities are:

•	a revolving credit facility of up to $575,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $575,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $575,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Loan A. The repayment began in the third quarter of 2004 and amounts to $28,750 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan D”) of $250,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan D require quarterly payments totaling $625 per quarter that began in the second quarter of 2004.

     For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. Loan D has an initial interest rate of LIBOR plus 1.50% or the base rate plus 0.50%. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.

     The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $180,000 for dividends paid in 2005, and increases in subsequent years. The Company paid dividends of $122,106 in 2004. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of September 30, 2004, the Company is in compliance with all covenants under the 2003 Senior Credit Agreement.

Euro Notes

     In 2001, the Company issued four tranches of senior notes (“Euro Notes”) totaling €128,500 in aggregate principal amount. The first tranche was for €80,000 with a fixed interest rate of 6.16% and the second and third tranches were for €28,500 and €15,000, respectively, with variable interest rates that averaged 3.44% in the first 9 months of 2004 and 3.85% in the same period of 2003. The final tranche was for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Accounts Receivable Facility

     Fresenius Medical Care Holdings, Inc. (“FMCH”), a substantially wholly-owned subsidiary of the Company, has an asset securitization facility (the “accounts receivable facility”) whereby certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. The Company amended the accounts receivable facility effective January 1, 2004. Under the terms of the amendment, NMC Funding retains the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement.

     NMC Funding recognized its retained interests in the undivided ownership interests in accounts receivable sold to the bank investors in its statement of financial position as of January 1, 2004, the effective date of the amendment. NMC Funding recorded a corresponding short-term obligation for

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

amounts outstanding under the facility. Additionally, FMCH has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from FMCH under the terms of the amendment. An entity is demonstratively distinct only if the entity cannot be unilaterally dissolved by the transferor and at least 10% of its beneficial interests are held by parties other than the transferor. Under the amendment, if NMC Funding exercises its right to repurchase the retained interests in the accounts receivable, the agreement with the bank investors would be terminated and FMCH would hold all beneficial interests remaining in NMC Funding.

     At September 30, 2004 there are outstanding short-term borrowings under the facility of $67,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate ranged from 1.94%-2.98% during the nine months ended September 30, 2004. Under the terms of the facility agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs are expensed as incurred and recorded as interest expense and related financing costs. On October 21, 2004 the Company amended the accounts receivable facility to extend the maturity date to October 20, 2005.

5.	Acquisitions

     During the nine months ended September 30, 2004, the Company acquired certain health care and distribution facilities for a total consideration of $81,361. $73,981 of the total consideration was paid in cash.

6.	Inventories

     As of September 30, 2004 and December 31, 2003, inventories consisted of the following:

	September 30,	December 31,
	2004	2003
Raw materials and purchased components	$93,618	$86,653
Work in process	35,094	33,778
Finished goods	243,302	244,355
Health care supplies	72,808	79,952

Inventories	$444,822	$444,738

7.	Intangible Assets and Goodwill

     The carrying value and accumulated amortization of intangible assets are as follows:

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	September 30, 2004		December 31, 2003
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Amortizable intangible assets
Patient relationships	$271,641	$(220,922)	$258,408	$(208,890)
Patents	28,225	(16,095)	18,178	(15,056)
Distribution rights	22,480	(9,082)	23,920	(9,548)
Other	172,532	(93,365)	170,320	(86,318)

	$494,878	$(339,464)	$470,826	$(319,812)

	Carrying		Carrying
	amount		amount
Non-amortizable intangible assets
Tradename	$221,613		$221,720
Management contracts	217,212		209,369

	$438,825		$431,089

Intangible assets	$594,239		$582,103

     Amortization expense for amortizable intangible assets at September 30, 2004 is estimated to be $8,260 for the remainder of 2004, $30,234 for 2005, $26,630 for 2006, $18,909 for 2007 and $10,046 for 2008.

Goodwill

     Increases in the carrying amount of goodwill are mainly a result of acquisitions made during the nine months ended September 30, 2004 totaling $81,361 (see Note 5). The segment detail is as follows:

	North
	America	International	Total
Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired, net	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency translation	—	50,222	50,222

Balance as of December 31, 2003	$2,950,853	$337,495	$3,288,348

Goodwill acquired, net	49,261	46,769	96,030
Reclassifications	(239)	2,904	2,665
Currency translation		(5,821)	(5,821)

Balance as of September 30, 2004	$2,999,875	$381,347	$3,381,222

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

8.	Minority Interest

     During the nine-month period ended September 30, 2004, minority interests increased mostly as a result of the Implementation of FIN 46R (See Note 3).

9.	Stock Options

     The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2004	2003	2004	2003
Net income:
As reported	$102,132	$87,320	$293,808	$236,681
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	528	209	1,330	1,165
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,167)	(1,998)	(6,168)	(7,939)

Pro forma	$100,493	$85,531	$288,970	$229,907

Basic net income per:
Ordinary share
As reported	$1.06	$0.90	$3.04	$2.44
Pro forma	$1.04	$0.88	$2.99	$2.37
Preference share
As reported	$1.07	$0.92	$3.09	$2.50
Pro forma	$1.06	$0.90	$3.04	$2.42
Fully diluted net income per:
Ordinary share
As reported	$1.05	$0.90	$3.02	$2.44
Pro forma	$1.03	$0.88	$2.98	$2.37
Preference share
As reported	$1.06	$0.92	$3.07	$2.50
Pro forma	$1.05	$0.90	$3.03	$2.42

     During the nine months ended September 30, 2004, approximately 235,800 options were granted to board members and 758,939 to employees under the 2001 International Stock Incentive Plan. For the nine months ended September 30, 2004, employees exercised 5,621 and remitted approximately $237 to the

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Company while 73,979 options were cancelled during the same period.

     During the nine months ended September 30, 2004, 27,872 stock options were exercised under FME 98 Plan 1 and 17,826 were exercised under FME 98 Plan 2 and employees remitted approximately $1,905 to the Company. During the same period, 65,759 stock options were cancelled under FME 98 Plan 1 and 4,111 were cancelled under FME 98 Plan 2.

     During the first nine months of 2004, 9,470 FME Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 3,157 Ordinary shares to employees and remitted approximately $104 to the Company. During the same period, no Rollover Plan options were cancelled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     Under all plans as of September 30, 2004, the Management Board held 578,997 options and employees held 4,338,363 options.

     The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2004 and 2003.

	For the three months
	ended September 30,
	2004	2003
Numerators:
Net income	$102,132	$87,320
less:
Preference on Preference shares	484	441

Income available to all classes of shares	$101,648	$86,879

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,247,417	26,188,575

Total weighted average shares outstanding	96,247,417	96,188,575
Potentially dilutive Preference shares	495,588	193,642

Total weighted average shares outstanding assuming dilution	96,743,005	96,382,217
Total weighted average Preference shares outstanding assuming dilution	26,743,005	26,382,217
Basic income per Ordinary share	$1.06	$0.90
Plus preference per Preference shares	0.01	0.02

Basic income per Preference share	$1.07	$0.92

Fully diluted income per Ordinary share	$1.05	$0.90
Plus preference per Preference shares	0.01	0.02

Fully diluted income per Preference share	$1.06	$0.92

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months
	ended September 30,
	2004	2003
Numerators:
Net income	$293,808	$236,681
less:
Preference on Preference shares	1,444	1,302

Income available to all classes of shares	$292,364	$235,379

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,231,287	26,188,575

Total weighted average shares outstanding	96,231,287	96,188,575
Potentially dilutive Preference shares	384,732	82,575

Total weighted average shares outstanding assuming dilution	96,616,019	96,271,150
Total weighted average Preference shares outstanding assuming dilution	26,616,019	26,271,150
Basic income per Ordinary share	$3.04	$2.44
Plus preference per Preference shares	0.05	0.06

Basic income per Preference share	$3.09	$2.50

Fully diluted income per Ordinary share	$3.02	$2.44
Plus preference per Preference shares	0.05	0.06

Fully diluted income per Preference share	$3.07	$2.50

10.	Employee Benefit Plans

     The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. In the United States, National Medical Care, Inc.’s non-contributory, defined benefit pension plan was curtailed in the first quarter of 2002. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2004. FMCH made no contribution in the first nine months of the year and at this time expects to voluntarily contribute $419 during 2004 . The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2004 and 2003.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Components of net period benefit cost:
Service cost	$1,020	$867	$3,068	$2,576
Interest cost	3,663	3,352	10,996	10,032
Expected return on plan assets	(2,505)	(1,922)	(7,155)	(5,766)
Amortization of transition obligation	—	23	—	68
Amortization of losses	1,175	992	3,525	2,977

Net periodic benefit cost	$3,353	$3,312	$10,434	$9,887

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

11.	Commitments and Contingencies

Legal Proceedings

Commercial Litigation

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

     Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the IRS. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.

     Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

     In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

     On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Other Litigation and Potential Exposures

     In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to the Company’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (PTH) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.

     From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

     The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

     At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

12.	Financial Instruments

Market Risk

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

     The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

     The Company conducts business on a global basis in various international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts including options to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward contracts including options be used only for the purpose of hedging foreign currency exposure.

     The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the Company’s subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $1,177 ($1,791 pretax) at September 30, 2004 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 to 2006.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges associated with foreign currency denominated intercompany interest payments are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of interest income or interest expense in the same period in which the hedged transactions affect earnings. After tax gains of $947 ($1,097 pretax) at September 30, 2004, were deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005.

     The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Interest Rate Risk Management

     The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of its fixed interest rate borrowing. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $30,823 ($51,306 pretax) at September 30, 2004, were deferred in accumulated other comprehensive loss. The Company enters into interest rate swap agreements that are designated as fair value hedges effectively converting certain fixed interest payments denominated in U.S. dollars into variable interest rate payments. There is no material impact on earnings due to hedge ineffectiveness.

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $187 ($324 pretax) at September 30, 2004, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

     The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

13.	Business Segment Information

     The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

     Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company’s trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

     Information pertaining to the Company’s business segments for the three- and nine-month periods ended September 30, 2004 and 2003 is set forth below:

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	North
	America	International	Corporate	Total
Nine months ended September 30, 2004
Net revenue external customers	$3,126,751	$1,461,224	$—	$4,587,976
Inter — segment revenue	1,422	28,600	(30,022)	—

Total net revenue	3,128,173	1,489,824	(30,022)	4,587,976

EBITDA	528,680	292,409	(24,800)	796,289
Depreciation and amortization	(94,831)	(75,111)	(1,425)	(171,367)

Operating income	433,849	217,298	(26,225)	624,922

Segment assets	5,400,197	2,273,069	47,368	7,720,634
Capital expenditures and acquisitions (1)	123,436	106,735	208	230,379

Nine months ended September 30, 2003
Net revenue external customers	$2,861,889	$1,213,186	$—	$4,075,075
Inter — segment revenue	1,244	27,312	(28,556)	—

Total net revenue	2,863,133	1,240,498	(28,556)	4,075,075

EBITDA	477,606	248,723	(17,599)	708,730
Depreciation and amortization	(90,134)	(67,373)	(1,476)	(158,983)

Operating income	387,472	181,350	(19,075)	549,747

Segment assets	5,297,788	2,055,567	48,259	7,401,614
Capital expenditures and acquisitions (2)	99,019	121,175	9	220,203

Three months ended September 30, 2004
Net revenue external customers	$1,078,304	$498,313	$—	$1,576,618
Inter — segment revenue	552	10,220	(10,772)	—

Total net revenue	1,078,856	508,533	(10,772)	1,576,618

EBITDA	183,103	96,291	(7,798)	271,596
Depreciation and amortization	(32,162)	(24,916)	(462)	(57,540)

Operating income	150,941	71,375	(8,260)	214,056

Capital expenditures and acquisitions	29,789	47,831	54	77,674

Three months ended September 30, 2003
Net revenue external customers	$977,710	$431,731	$—	$1,409,441
Inter — segment revenue	372	9,546	(9,918)	—

Total net revenue	978,082	441,277	(9,918)	1,409,441

EBITDA	165,865	91,094	(5,900)	251,059
Depreciation and amortization	(29,250)	(24,254)	(492)	(53,996)

Operating income	136,615	66,840	(6,392)	197,063

Capital expenditures and acquisitions	29,039	48,090	3	77,132

(1)	International acquisitions exclude $7,380 of non-cash acquisitions in 2004.

(2)	North America and International acquisitions exclude $3,956 and $4,107, respectively, of non-cash acquisitions in 2003.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$279,394	$256,959	$821,089	$726,329
Total depreciation and amortization	(57,540)	(53,996)	(171,367)	(158,983)
Corporate expenses	(7,798)	(5,900)	(24,800)	(17,599)
Interest income	4,188	2,657	9,908	9,254
Interest expense	(49,525)	(55,344)	(147,267)	(168,668)

Total income before income taxes and minority interest	$168,719	$144,376	$487,563	$390,333

Total operating income of reporting segments	222,316	203,455	651,147	568,822
Corporate expenses	(8,260)	(6,392)	(26,225)	(19,075)
Interest income	4,188	2,657	9,908	9,254
Interest expense	(49,525)	(55,344)	(147,267)	(168,668)

Total income before income taxes and minority interest	$168,719	$144,376	$487,563	$390,333

Depreciation and amortization
Total depreciation and amortization of reporting segments	57,078	53,504	169,942	157,507
Corporate depreciation and amortization	462	492	1,425	1,476

Total depreciation and amortization	$57,540	$53,996	$171,367	$158,983

14.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended
	September 30,
	2004	2003
Supplementary cash flow information:
Cash paid for interest	$147,409	$192,127

Cash paid for income taxes	$168,262	$57,808

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$134,583	$140,273
Liabilities assumed	36,228	46,838
Transaction under common control with Fresenius AG	—	3,328
Notes assumed in connection with acquisition	7,380	8,063

Cash paid	90,975	82,044
Less cash acquired	16,994	3,231

Net cash paid for acquisitions	$73,981	$78,813

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

15.	Supplemental Condensed Combining Information

     FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of September 30, 2004 and December 31, 2003 and for the nine-months ended September 30, 2004 and 2003, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

     Additionally dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FME. Under the 2003 Senior Credit Agreement (see Note 4), intercompany dividends are no longer prohibited.

	For the nine months period ended September 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Net revenue	$—	$705,383	$—	$4,681,780	$(799,187)	$4,587,976
Cost of revenue	—	459,021	—	3,401,198	(796,460)	3,063,759

Gross profit	—	246,362	—	1,280,582	(2,727)	1,524,217

Operating expenses:
Selling, general and administrative	17,415	105,198	—	741,964	(3,451)	861,126
Research and development	1,821	23,987	—	11,768	593	38,169

Operating (loss) income	(19,236)	117,177	—	526,850	131	624,922

Other (income) expense:
Interest, net	26,432	10,206	47,019	77,010	(23,308)	137,359
Other, net	(368,331)	67,821	(211,094)	—	511,604	—

Income before income taxes and minority interest	322,663	39,150	164,075	449,840	(488,165)	487,563
Income tax expense (benefit)	28,854	38,811	(18,808)	163,467	(18,937)	193,388

Income (loss) before minority interest	293,808	339	182,883	286,373	(469,228)	294,175
Minority interest	—	—	—	—	367	367

Net income (loss)	$293,808	$339	$182,883	$286,373	$(469,595)	$293,808

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2003
		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Net revenue	$—	$606,073	$—	$4,145,165	$(676,163)	$4,075,075
Cost of revenue	—	388,514	—	3,034,601	(671,178)	2,751,937

Gross profit	—	217,559	—	1,110,564	(4,985)	1,323,138

Operating expenses:
Selling, general and administrative	7,567	82,207	—	633,123	13,236	736,133
Research and development	1,396	25,885	—	9,977	—	37,258

Operating (loss) income	(8,963)	109,467	—	467,464	(18,221)	549,747

Other (income) expense:
Interest, net	25,392	9,906	47,502	105,243	(28,629)	159,414
Other, net	(296,541)	61,103	(182,534)	—	417,972	—

Income (loss) before income taxes and minority interest	262,186	38,458	135,032	362,221	(407,564)	390,333
Income tax expense (benefit)	25,505	41,570	(19,001)	139,433	(35,448)	152,059

Income (loss) before minority interest	236,681	(3,112)	154,033	222,788	(372,116)	238,274
Minority interest	—	—	—	—	1,593	1,593

Net income (loss)	$236,681	$(3,112)	$154,033	$222,788	$(373,709)	$236,681

	At September 30, 2004
		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$3	$86	$—	$57,783	$—	$57,872
Trade accounts receivable, less allowance for doubtful accounts	—	110,704	—	1,298,954	—	1,409,658
Accounts receivable from related parties	779,964	336,691	212,587	1,978,815	(3,235,614)	72,443
Inventories	—	121,137	—	377,739	(54,054)	444,822
Prepaid expenses and other current assets	9,442	18,265	59	218,555	819	247,140
Deferred taxes	—		—	171,328	24,699	196,027

Total current assets	789,410	586,883	212,646	4,103,173	(3,264,150)	2,427,962
Property, plant and equipment, net	187	90,915	—	1,026,265	(31,712)	1,085,655
Intangible assets	335	15,089	—	578,815	—	594,239
Goodwill	—	3,395	—	3,377,827	—	3,381,222
Deferred taxes	—		—	25,367	13,986	39,353
Other assets	4,449,650	670,799	3,803,788	(36,029)	(8,696,005)	192,203

Total assets	$5,239,582	$1,367,081	$4,016,434	$9,075,418	$(11,977,881)	$7,720,634

Current liabilities:
Accounts payable	$551	$25,137	$—	$143,787	$—	$169,475
Accounts payable to related parties	1,034,828	362,579	832,145	1,298,768	(3,392,618)	135,702
Accrued expenses and other current liabilities	26,395	90,120	748	489,059	1,094	607,416
Accrual for special charge for legal matters	—	—	—	127,015	—	127,015
Short-term borrowings	35	—	—	156,920	—	156,955
Short-term borrowings from related parties	—	—	—	7,070	—	7,070
Current portion of long-term debt and capital	3,201	1,422
lease obligations			115,000	191,114	—	306,114
Income tax payable	88,295	—	—	88,850	648	177,793
Deferred taxes	20,937	4,108	—	7,414	18,379	50,838

Total current liabilities	1,174,242	483,366	947,893	2,509,997	(3,372,497)	1,738,378
Long term debt and capital lease obligations, less current portion	249,372	2	920,179	668,873	(1,019,282)	819,144
Long term borrowings from related parties	373,890	—	—	0	(373,890)	—
Other liabilities	—	4,169	—	106,701	8,742	119,612
Pension liabilities	909	53,072	—	57,017	(5,754)	105,244
Deferred taxes	5,100	2,745	—	221,192	26,585	255,622
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,229,650	—	1,229,650
Minority interest	—	—	7,412		9,503	16,915

Total liabilities	1,803,513	543,354	1,875,484	4,793,430	(4,726,593)	4,284,565
Shareholders’ equity:	3,436,069	823,727	2,140,950	4,286,611	(7,251,288)	3,436,069

Total liabilities and shareholders’ equity	$5,239,582	$1,367,081	$4,016,434	$9,080,041	$(11,977,881)	$7,720,634

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share data)

	At December 31, 2003
		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$3	$300	$—	$48,124	$—	$48,427
Trade accounts receivable, less allowance for doubtful accounts	—	100,011	—	1,129,492	—	1,229,503
Accounts receivable from related parties	737,938	333,712	210,337	1,381,429	(2,612,960)	50,456
Inventories	—	126,810	—	370,737	(52,809)	444,738
Prepaid expenses and other current assets	7,496	15,928	23	229,847	71	253,365
Deferred taxes	—	—	—	156,542	23,097	179,639

Total current assets	745,437	576,761	210,360	3,316,171	(2,642,601)	2,206,128
Property, plant and equipment, net	37	95,962	—	1,023,169	(30,022)	1,089,146
Intangible assets	484	5,324	—	576,295	—	582,103
Goodwill	—	3,455	—	3,284,893	—	3,288,348
Deferred taxes	—	—	—	21,529	14,012	35,541
Other assets	3,757,515	347,348	3,651,635	483,658	(7,938,102)	302,054

Total assets	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Current liabilities:
Accounts payable	$621	$26,540	$—	$150,663	$—	$177,824
Accounts payable to related parties	454,267	360,410	801,969	1,308,280	(2,796,223)	128,703
Accrued expenses and other current liabilities	49,182	73,072	2,328	427,708	1,540	553,830
Accrual for special charge for legal matters	—	—	—	138,154	—	138,154
Short-term borrowings	60	—	—	89,357	—	89,417
Short-term borrowings from related parties	—	—	—	30,000	—	30,000
Current portion of long-term debt and capital lease obligations	714	1,503	54,000	34,148	—	90,365
Income tax payable	96,875	—	—	80,588	648	178,111
Deferred taxes	20,236	4,630	—	11,040	(9,829)	26,077

Total current liabilities	621,955	466,155	858,297	2,269,938	(2,803,864)	1,412,481
Long term debt and capital lease obligations, less current portion	248,891	1,061	1,048,829	915,841	(1,102,998)	1,111,624
Long term borrowings from related parties	383,072	—	—	—	(383,072)	—
Other liabilities	—	4,779	—	114,762	9,074	128,615
Pension liabilities	834	49,543	—	54,993	(5,318)	100,052
Deferred taxes	5,041	4,328	—	235,297	5,780	250,446
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,242,317	—	1,242,317
Minority interest	—	—	7,412	—	6,693	14,105

Total liabilities	1,259,793	525,866	1,914,538	4,833,148	(4,273,705)	4,259,640
Shareholders’ equity:	3,243,680	502,984	1,947,457	3,872,567	(6,323,008)	3,243,680

Total liabilities and shareholders’ equity	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2004
		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Operating Activities
Net income (loss)	$293,808	$339	$182,883	$286,374	$(469,595)	$293,808
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(216,837)	—	(211,094)	—	427,931	—
Depreciation and amortization	1,425	19,454	—	159,166	(8,678)	171,367
Change in deferred taxes, net	1,188	(1,928)	—	14,643	22,477	36,380
(Gain) loss on sale of fixed assets	(137)	(279)	—	367	136	87
Compensation expense related to stock options	1,330	—	—	—	—	1,330
Cash (outflow) inflow from hedging	(30,699)		—	39,265	—	8,566
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(12,306)	—	4,057	—	(8,249)
Inventories	—	3,416	—	(3,657)	1,783	1,542
Prepaid expenses and other current and non-current assets	1,050	(2,998)	2,461	23,839	(3,641)	20,711
Accounts receivable from/payable to related parties	12,406	(339)	27,926	(62,558)	6,197	(16,368)
Accounts payable, accrued expenses and other current and non-current liabilities	2,376	21,026	(1,580)	28,394	323	50,539
Income tax payable	(6,800)	—	(18,808)	25,944	—	336

Net cash provided by (used in) operating activities	59,110	26,385	(18,212)	515,833	(23,067)	560,049

Investing Activities:
Purchases of property, plant and equipment	(206)	(26,726)	—	(139,561)	10,095	(156,398)
Proceeds from sale of property, plant and equipment	—	1,133	—	12,150	—	13,283
Disbursement of loans to related parties	91,492	—	86,252	(623,756)	446,012	—
Acquisitions and investments, net of cash acquired	(33,329)	—	—	(73,438)	32,786	(73,981)

Net cash provided by (used in) investing activities	57,957	(25,593)	86,252	(824,605)	488,893	(217,096)

Financing activities:
Short-term borrowings, net	(24)	—	—	(2,592)	—	(2,616)
Long-term debt and capital lease obligations, net	9	(998)	(67,650)	396,584	(446,012)	(118,067)
Decrease of accounts receivable securitization program	—	—	—	(90,998)	—	(90,998)
Proceeds from exercise of stock options	2,246	—	—	—	—	2,246
Dividends paid	(122,106)	—	—	(12,387)	12,387	(122,106)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	32,799	(32,799)	—
Change in minority interest	—	—	(390)	(326)	367	(349)

Net cash (used in) provided by financing activities	(119,875)	(998)	(68,040)	323,080	(466,057)	(331,890)

Effect of exchange rate changes on cash and cash equivalents	2,808	(10)	—	(4,647)	231	(1,618)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(0)	(216)	—	9,661	—	9,445
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$3	$84	$—	$57,785	$—	$57,872

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months period ended September 30, 2003
		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Operating Activities:
Net income	$236,681	$(3,112)	$154,033	$222,788	$(373,709)	$236,681
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(171,212)	—	(182,534)	—	353,746	—
Depreciation and amortization	1,476	18,340	—	146,080	(6,913)	158,983
Change in deferred taxes, net	2,380	(319)	—	37,731	4,797	44,589
Gain on sale of investments	(8,737)	(95)	—	—	8,832	—
Loss (gain) on sale of fixed assets	—	142	—	(1,366)	—	(1,224)
Compensation expense related to stock options	1,165	—	—	—	—	1,165
Cash (outflow) inflow from hedging	—	—	—	27,851	—	27,851
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	5,186	—	24,469	—	29,655
Inventories	—	(11,502)	—	(21,216)	12,670	(20,048)
Prepaid expenses and other current and non-current assets	(3,971)	2,820	2,477	30,772	(698)	31,400
Accounts receivable from/ payable to related parties	(41,768)	(1,768)	27,926	17,276	(6,745)	(5,079)
Accounts payable, accrued expenses and other current and non-current liabilities	28,201	13,816	2,695	(90,226)	(2,923)	(48,437)
Income tax payable	23,644	—	(19,001)	42,449	—	47,092

Net cash provided by (used in) operating activities	67,859	23,508	(14,404)	436,608	(10,943)	502,628

Investing Activities:
Purchases of property, plant and equipment	(9)	(16,760)	—	(129,902)	5,281	(141,390)
Proceeds from sale of property, plant and equipment	1	585	—	12,079	—	12,665
Disbursement of loans to related parties	79,487	—	(632,507)	—	553,020	—
Acquisitions and investments, net of cash acquired	(53,943)	(6,076)	—	(63,597)	44,803	(78,813)

Net cash provided by (used in) investing activities	25,536	(22,251)	(632,507)	(181,420)	603,104	(207,538)

Financing activities:
Short-term borrowings, net	14,805	—	—	39,429	—	54,234
Long-term debt and capital lease obligations, net	(6,056)	(1,194)	656,207	(76,236)	(553,020)	19,701
Decrease of accounts receivable securitization program	—	—	—	(265,683)	—	(265,683)
Proceeds from exercise of stock options	471	—	—	—	—	471
Dividends paid	(107,761)	—	—	(9,745)	9,745	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	51,510	(51,510)	—
Change in minority interest	—	—	(390)	(1,485)	1,593	(282)

Net cash (used in) provided by financing activities	(98,541)	(1,194)	646,911	(262,210)	(593,192)	(308,226)

Effect of exchange rate changes on cash and cash equivalents	5,611	20	—	4,067	1,031	10,729

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	465	83	—	(2,955)	—	(2,407)
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$953	$234	$—	$61,199	$—	$62,386

PART I
FINANCIAL INFORMATION

ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003

The Company

     Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

     On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

     Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, Inc., which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

     You should read the following discussion and analysis of the results of operations of the Company in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

     This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	the effects of regulatory developments, legal and tax proceedings;

•	possible changes in government reimbursement policies and those of private payors;

•	changes in pharmaceutical administration patterns or reimbursement policies;

•	our ability to develop and maintain additional sources of financing; and

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

     When used in this report, the words “expects,” “anticipates,” “ intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this report. Important factors that could contribute to such differences are noted in the risk factors section of our Annual Report on Form 20-F, and in this report in Part I, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1, Legal Proceedings. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigation by the Department of Justice, Eastern District of New York, and changes to pharmaceutical utilization patterns.

     This report should be read in conjunction with our disclosures and discussions contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

Overview

     We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and provide perfusion and autotransfusion services. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. The provision of dialysis services and the distribution of dialysis products and equipment represents, based on our estimate, an over $30 billion worldwide market and it is expected there will be annual patient growth of 5-7%. Patient growth is caused by factors such as the aging population, increasing incidence of diabetes and hypertension, improvements in treatment quality and improving standards of living in developing countries. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition the reimbursement and ancillary utilization environment significantly influence our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

     On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 (“MMA”) was enacted. MMA mandates significant changes to U.S. government reimbursement for dialysis services and pharmaceuticals. Under final rules for implementing the MMA issued November 2, 2004 by the Centers for Medicare and Medicaid Services (“CMS”): (1) the dialysis treatment rate will be increased by 1.6% effective January 1, 2005; (2) effective January 1, 2005, payments for ten separately billable dialysis-related medications will be based on average acquisition cost (as determined by the Office of the Inspector General of the Department of Health and Human Services and updated by CMS) and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates.); and (3) the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based “AWP-based” reimbursement methodology will be added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. In addition, the law requires composite rate payments to be case mix adjusted. The final rule, effective April 1, 2005, would result in providers receiving higher composite rate payments for patients based on age, body mass index and body surface area. Comments were solicited on the final rule through January 1, 2005.

     In July 2004, CMS proposed certain changes with respect to its Epogen reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft was extended and ended on October 7, 2004. CMS has said it would like to have a new payment policy finalized for payments beginning January 1, 2005, to coincide with the change

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

in payment for EPO to acquisition cost. If the MMA is adopted as published in the final rule and the EPO reimbursement/utilization changes are adopted, we expect these rules could have an adverse impact on our operating results. As indicated above, the proposed regulations are subject to industry comment and further CMS review. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report of Form 20-F.

     Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

     Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP.

Results of Operations

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

	For the three months
	ended September 30,
	(unaudited)
	(in millions)
	2004	2003
Total revenue
North America	$1,079	$979
International	509	441

Totals	1,588	1,420

Inter-segment revenue
North America	1	1
International	10	10

Totals	11	11

Total net revenue
North America	1,078	978
International	499	431

Totals	1,577	1,409

EBITDA
North America	183	166
International	96	91
Corporate	(8)	(6)

Totals	271	251

Amortization and depreciation
North America	32	29
International	25	24
Corporate	0	1

Totals	57	54

Operating income
North America	151	137
International	71	67
Corporate	(8)	(7)

Totals	214	197

Interest income	4	2
Interest expense	(49)	(55)
Income tax expense	(68)	(56)
Minority interest	1	(1)

Net income	$102	$87

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

	For the nine months
	ended September 30,
	(unaudited)
	(in millions)
	2004	2003
Total revenue
North America	$3,128	$2,864
International	1,490	1,240

Totals	4,618	4,104

Inter-segment revenue
North America	1	2
International	29	27

Totals	30	29

Total net revenue
North America	3,127	2,862
International	1,461	1,213

Totals	4,588	4,075

EBITDA
North America	529	478
International	292	249
Corporate	(25)	(18)

Totals	796	709

Amortization and depreciation
North America	95	90
International	75	67
Corporate	1	2

Totals	171	159

Operating income
North America	434	387
International	217	181
Corporate	(26)	(18)

Totals	625	550

Interest income	10	9
Interest expense	(147)	(169)
Income tax expense	(194)	(152)
Minority interest	—	(1)

Net Income	$294	$237

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

Three months ended September 30, 2004 compared to three months ended September 30, 2003

Key Indicators for Consolidated Financial Statements

			Change in %
	Three months ended	Three months ended	as	at constant
	September 30, 2004	September 30, 2003	reported	exchange rates
Number of treatments	4,746,840	4,548,251	4%
Same store treatment growth in %	3.4%	5.1%
Revenue in $ million	1,577	1,409	12%	10%
Gross profit as % of revenue	32.8%	32.9%
Selling, general and administrative costs as % of revenue	18.5%	18.0%
Net income in $ million	102	87	17%

     Net revenue increased for the quarter ended September 30, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.

     Dialysis care revenue grew by 13% to $1,149 million (12% at constant exchange rates) in the third quarter of 2004 mainly due to the growth in same store treatments combined with acquisitions, increased revenue per treatment and the implementation of FIN 46R. Dialysis product revenue increased by 9% to $428 million (4% at constant exchange rates) in the same period.

     The slight decrease in gross profit margin is primarily a result of higher personnel, recruiting and other expenses associated with the nursing shortage in North America, a discount provided to a distributor in Japan and price pressure in Japan as a result of biannual reimbursement rate reductions partially offset by higher margins for ancillary services in North America, higher treatment rates and growth in regions which have higher gross margins. Depreciation and amortization expense for the third quarter of 2004 was $58 million compared to $54 million for the same period in 2003.

     Approximately 43% of the Company’s worldwide revenues in the third quarters of 2004 and 2003 are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.

     Selling, general and administrative costs increased from $254 million in the third quarter of 2003 to $291 million in the same period of 2004. Selling, general and administrative costs as a percentage of sales increased from 18.0% in the third quarter of 2003 to 18.5% in the same period of 2004. The increase is mainly due to higher personnel expenses in North America and growth in regions with higher selling general and administrative costs partially offset by reduced expenses due to cost efficiency control in Latin America and indemnification related to a clinic in the Asia Pacific region. Net income for the period was $102 million compared to $87 million in 2003.

     The number of treatments in the third quarter of 2004 represents an increase of 4% over the same period in 2003. Same store treatment growth was 3% with additional growth of 1% from acquisitions. At September 30, 2004 we owned, operated or managed 1,595 clinics compared to 1,540 clinics at September 30, 2003. During the third quarter of 2004, we acquired 8 clinics, opened 10 clinics and combined 16 clinics. The number of patients treated in clinics that we own, operate or manage increased from

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

approximately 117,600 at September 30, 2003 to 123,000 at September 30, 2004. Average revenue per treatment for world-wide dialysis services increased from $224 to $242 mainly due to worldwide improved revenue per treatment and favorable currency developments.

     The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months ended	Three months ended
	September 30, 2004	September 30, 2003	Change in %
Number of treatments	3,257,708	3,134,625	4%
Same store treatment growth in %	3.2%	4.0%
Revenue in $ million	1,078	978	10%
EBITDA in $ million	183	166	10%
EBITDA margin in %	17.0%	17.0%
Depreciation and amortization in $ million	32	29	10%
Operating income in $ million	151	137	10%
Operating income margin in %	14.0%	14.0%

Revenue

     Net revenue for the North America segment for the third quarter 2004 increased as a result of increases in dialysis care revenue by 11% from $873 to $971 million and product sales revenue by 2% from $105 million to $107 million.

     The increase in dialysis care revenue was driven by a 4% increase in treatments with same store treatment growth of 3% and 1% resulting from acquisitions. In addition, revenue per treatment improved by 4%. A further 3% increase resulted from the implementation of FIN 46R. For this quarter the administration of EPO represented approximately 23% of total North America revenue.

     At September 30, 2004, approximately 84,600 patients were being treated in the 1,125 clinics that we own, operate or manage in the North America segment, compared to approximately 81,700 patients treated in 1,100 clinics at September 30, 2003. The average revenue per treatment, excluding laboratory testing revenue, increased from $269 in 2003 to $280 in 2004. Including laboratory testing the average revenue per treatment in the third quarter increased from $279 in 2003 to $291 during 2004. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rate coupled with both rate and utilization increases for ancillary drugs.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

     Dialysis product revenue increased by 2% from $105 million in the third quarter of 2003 to $107 million in the same period of 2004. Dialysis product sales include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. The volume of these transactions has increased in the third quarter of 2004 compared to the same period in 2003. The Company’s decision to focus sales efforts more on its internally produced products while decreasing emphasis on relatively low margin ancillary products manufactured by third-parties partially offset the increased sales of machines. Our dialysis products division measures its external sales performance based on its sales to the “net available external market”. The net available external market excludes machine sales to third parties for machines utilized in the services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales declined slightly in the third quarter of 2004 over the comparable period for 2003. The detail is as follows:

	Three months ended	Three months ended
	September 30, 2004	September 30, 2003
Dialysis product sales	$106,886	$105,128
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(10,381)	(8,405)
less adsorber business sales	(1,215)	(1,012)

Product sales to available external market	$95,290	$95,711

     EBITDA

     EBITDA margin, at 17.0% remained relatively flat in 2004 as compared to the same period in 2003. Margin improvements from favorable revenue rates were mostly offset by higher personnel costs and the effect from the implementation of FIN 46R (0.2%). Cost per treatment increased from $243 in 2003 to $252 in 2004.

     Operating income

     Operating margin also remained relatively flat due to the same factors listed under EBITDA.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

International Segment

Key Indicators for International Segment

			Change in %
	Three months ended	Three months ended	as	at constant
	September 30, 2004	September 30, 2003	reported	exchange rates
Number of treatments	1,489,132	1,413,626	5%
Same store treatment growth in %	3.8%	8.1%
Revenue in $ million	499	431	15%	8%
EBITDA in $ million	96	91	6%
EBITDA margin in %	19.3%	21.1%
Depreciation and amortization in $ million	25	24	3%
Operating income in $ million	71	67	7%
Operating income margin in %	14.3%	15.5%

Revenue

     The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 1% while consolidations resulting from implementation of FIN 46R contributed approximately 2%. Organic growth during the period was 5% at constant exchange rates. This increase was also attributable to a 7% exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2003 and 2004.

     Total dialysis care revenue increased during the third quarter of 2004 by 22% (14% at constant exchange rates) to $177 million in 2004 from $146 million in the same period of 2003. This increase is a result of base business growth of 4%, a 2% increase in contributions from acquisitions, 8% contributions from consolidations resulting from implementation of FIN 46R and approximately 8% due to exchange rate fluctuations.

     As of September 30, 2004, approximately 38,400 patients were being treated at 470 clinics that we own, operate or manage in the International segment compared to 35,900 patients treated at 440 clinics at September 30, 2003. The average revenue per treatment increased from $103 to $119 ($111 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

     Total dialysis product revenue for the third quarter of 2004 increased by 12% (5% at constant exchange rates) to $321 million.

     Including the effects of the acquisitions, European region revenue increased 20% (10% at constant exchange rates), Latin America region revenue increased 23% (24% at constant exchange rates), and Asia Pacific region revenue decreased 6% (9% decrease at constant exchange rates).

     EBITDA

     Our EBITDA margin decreased from 21.1% to 19.3%. The main causes were price pressure in Japan as a result of biannual reimbursement rate reduction, a discount provided to a distributor in Japan, negative impact of a stronger euro on cost of goods sold and the effect from the implementation of FIN 46R (0.2%) partially offset by indemnification related to a clinic in the Asia Pacific region, operating improvements in

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

Latin America, such as reimbursement rate increases in Argentina and Venezuela, and cost control improvements throughout Latin America.

     Operating income

     Our operating income margin decreased from 15.5% to 14.3% due to the factors responsible for the decrease of EBITDA margin described above partially offset by lower depreciation as a percentage of revenue.

Corporate

     We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

     Total corporate operating loss was $8 million in the quarter ended September 30, 2004 compared to an operating loss of $7 million in the same period of 2003.

The following discussions pertain to our total Company costs.

     Interest

     Interest expense for the third quarter of 2004 decreased 14% compared to the same period in 2003 due to a lower debt level resulting from the use of positive cash flows and the conversion of a portion of debt from fixed into variable interest rates.

     Income Taxes

     The effective tax rate for the quarter ended September 30, 2004 was 39.8% compared to 39.1% during the same period in 2003.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Key Indicators for Consolidated Financial Statements

			Change in %
	Nine months ended	Nine months ended	as	at constant
	September 30, 2004	September 30, 2003	reported	exchange rates
Number of treatments	13,988,479	13,204,769	6%
Same store treatment growth in %	3.7%	4.9%
Revenue in $ million	4,588	4,075	13%	10%
Gross profit as % of revenue	33.2%	32.5%
Selling, general and administrative costs as % of revenue	18.8%	18.1%
Net income in $ million	294	237	24%

     Net revenue increased for the nine months ended September 30, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

     Dialysis care revenue grew by 13% to $3,334 million (12% at constant exchange rates) in the first nine months of 2004 mainly due to higher treatment rates, acquisitions, the implementation of FIN 46R, and the effect of two additional treatment days in the first quarter of 2004. Dialysis product revenue increased by 11% to $1,254 million (4% at constant exchange rates) in the same period.

     Gross profit margin improved to 33.2% in the nine months ended September 30, 2004 from 32.5% for 2003. The increase is primarily a result of higher treatment rates, higher margins for ancillary services in North America, higher number of treatments as a result of two additional treatment days in North America, operating improvements in Latin America and growth in regions which have higher gross margins offset by higher personnel and recruiting costs due to the nursing shortage in North America, a discount provided to a distributor in Japan, and reimbursement related price pressure in Japan. Depreciation and amortization expense for the period ended September 30, 2004 was $171 million compared to $159 million for the same period in 2003.

     Approximately 43% of the Company’s worldwide revenues in the first nine months of 2004 and 2003 are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.

     Selling, general and administrative costs increased from $736 million in the first nine months of 2003 to $861 million in the same period of 2004. Selling, general and administrative costs as a percentage of sales increased from 18.1% in the nine months ended September 30, 2003 to 18.8% in the same period of 2004. The increase is mainly due to increased personnel expenses in North America, higher bad debt expenses and growth in regions which have higher selling, general and administrative costs partially offset by indemnification related to a clinic in the Asia Pacific region and reduced expenses due to cost efficiency control in Latin America. Net income for the period was $294 million compared to $237 million in 2003.

     In the nine months ended September 30, 2004, 13.99 million treatments were provided. This represents an increase of 6% over the same period in 2003. Same store treatment growth was 4% with additional growth of 2% from acquisitions. During the first nine months of 2004, we acquired 25 clinics, opened 35 clinics and combined 29 clinics. Average revenue per treatment for world-wide dialysis services increased from $223 to $238 mainly due to worldwide improved reimbursement rates and favorable currency developments.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

     The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Nine months ended	Nine months ended
	September 30, 2004	September 30, 2003	Change in %
Number of treatments	9,613,428	9,186,053	5%
Same store treatment growth in %	3.1%	3.7%
Revenue in $ million	3,127	2,862	9%
EBITDA in $ million	529	478	11%
EBITDA margin in %	16.9%	16.7%
Depreciation and amortization in $ million	95	90	5%
Operating income in $ million	434	387	12%
Operating income margin in %	13.9%	13.5%

Revenue

     Net revenue for the North America segment for the first nine months of 2004 increased because dialysis care revenue increased by 11% from $2,542 million to $2,818 million. This was partially offset by a 3% decrease in product sales.

     The increase in dialysis care revenue in the nine-month period ending September 30, 2004, was driven by a 5% increase in treatments with same store treatment growth of 3%, 1% increase attributable to two extra dialysis days in the first quarter of 2004, and 1% resulting from acquisitions. In addition, revenue per treatment improved by 4%. For the first nine months of 2004, the administration of EPO represented approximately 23% of total North America revenue.

     The average revenue per treatment, excluding laboratory testing revenue, increased from $267 in 2003 to $278 in 2004. Including laboratory testing the average revenue per treatment in the first nine months increased from $278 in 2003 to $289 during 2004.

     Dialysis product sales in the first nine months of both 2004 and 2003 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. The volume of these transactions has been reduced in the nine months ended September 30, 2004 compared to the same period in 2003. In addition, the Company decided to focus sales efforts more on its internally produced products while decreasing emphasis on relatively low margin ancillary products manufactured by third-parties. These two factors resulted in a 3% decrease in dialysis product revenue from $320 million in the first nine months of 2003 to $309 million in the same period of 2004. Our dialysis products division measures its external sales performance based on its sales to the “net available external market”. The net available external market

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

excludes machine sales to third parties for machines utilized in the services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales were flat in the first nine months of 2004 over the comparable period for 2003. The detail is as follows:

	Nine months ended	Nine months ended
	September 30, 2004	September 30, 2003
Dialysis product sales	$309,144	$319,892
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(18,588)	(31,079)
less adsorber business sales	(3,394)	(1,795)
plus other	—	29

Product sales to available external market	$287,162	$287,047

     EBITDA

     EBITDA margin increased 20 basis points from 16.7% in 2003 to 16.9% in 2004. The primary drivers of this margin improvement during the first nine months of 2004 are increases in commercial payor rates, improved ancillary margins, and incremental profits provided by an additional two dialysis days in the first quarter of 2004 partially offset by the effect of the implementation of FIN 46R (0.2%). Cost per treatment increased from $243 in 2003 to $251 in 2004, primarily due to increased personnel and benefit costs and bad debt expenses partially offset by improvements in medical supply and other miscellaneous costs.

     Operating income

     The increase in operating margin was caused by the factors listed under EBITDA and reduced depreciation and amortization expense, as a percentage of revenue, mainly as a result of completing the depreciation and amortization of fixed assets during the first half of 2003 that had been acquired in the 1996 merger and patient relationships acquired in 1997.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

International Segment

Key Indicators for International Segment

			Change in %
	Nine months ended	Nine months ended	as	at constant
	September 30, 2004	September 30, 2003	reported	exchange rates
Number of treatments	4,375,051	4,018,716	9%
Same store treatment growth in %	5.0%	8.0%
Revenue in $ million	1,461	1,213	20%	11%
EBITDA in $ million	292	249	18%
EBITDA margin in %	20.0%	20.5%
Depreciation and amortization in $ million	75	67	11%
Operating income in $ million	217	181	20%
Operating income margin in %	14.9%	14.9%

Revenue

     The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 3% while consolidations resulting from implementation of FIN 46R contributed approximately 1%. Organic growth during the period was 6% at constant exchange rates. This increase was also attributable to a 10% exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2003 and 2004.

     Total dialysis care revenue increased during the first nine months of 2004 by 30% (19% at constant exchange rates) to $516 million in 2004 from $399 million the same period of 2003. This increase is a result of base business growth of 7%, 8% increase in contributions from acquisitions, 5% contributions from consolidations resulting from implementation of FIN 46R and approximately 10% due to exchange rate fluctuations.

     In the first nine months of 2004, the average revenue per treatment increased from $99 to $118 ($109 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

     Total dialysis product revenue for the first nine months of 2004 increased by 16% (7% at constant exchange rates) to $945 million.

     Including the effects of the acquisitions, European region revenue increased 23% (11% at constant exchange rates), Latin America region revenue increased 28% (25% at constant exchange rates), and Asia Pacific region revenue increased 7% (1% at constant exchange rates).

     EBITDA

     Our EBITDA margin decreased from 20.5% to 20.0%. The main cause of this was price pressure in Japan as a result of biannual reimbursement rate reductions, a discount provided to a distributor in Japan, the negative impact of stronger euro on cost of revenue and the effect from the implementation of FIN 46R (0.1%) partially offset by indemnification related to a clinic in the Asia Pacific region, operating improvements in Latin America such as reimbursement rate increases in Argentina and Venezuela and cost control improvements throughout Latin America.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

     Operating income

     Our operating income margin remained flat during the nine-month period in 2004 as compared to 2003 due to the factors responsible for the increase of EBITDA margin described above coupled with lower depreciation expense as a percentage of revenue.

     Corporate

     We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

     Total corporate operating loss was $26 million in the nine months ended September 30, 2004 compared to $18 million in the same period of 2003.

The following discussions pertain to our total Company costs.

     Interest

     Interest expense for the first nine months of 2004 decreased 13% compared to the same period in 2003 due to a lower debt level resulting from the use of positive cash flows and the conversion of a portion of debt from fixed into variable interest rates.

     Income Taxes

     The effective tax rate for the nine months ended September 30, 2004 was 39.7% compared to 39.0% during the same period in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Cash Flow

Operations

     We generated cash from operating activities of $560 million in the nine months ended September 30, 2004 and $503 million in the comparable period in 2003, an increase of about 11% over the prior year. Cash flows were primarily supported by increase in net income.

Investing

     Cash used in investing activities increased from $208 million to $217 million mainly because of increased capital expenditures partially offset by decreased cash acquisition payments. In the first nine months of 2004, we paid approximately $74 million ($41 million for the North American segment and $33 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2003, we paid approximately $79 million ($27 million for the North American segment and $52 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

     In addition, capital expenditures for property, plant and equipment net of disposals were $143 million for the nine months ended September 30, 2004 and $129 million in 2003. In 2004, capital expenditures were $78 million in the North America segment and $65 million for the International segment. In 2003, capital expenditures were $65 million in the North America segment and $64 million for the International segment. The majority of our capital expenditures were used for the maintenance of existing clinics, equipping new

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

clinics and the expansion of production facilities in Germany and North America. Capital expenditures were approximately 3% of total revenue.

Financing

     Net cash used in financing was $332 million in the first nine months of 2004 compared to cash used in financing of $308 million in the same period of 2003. Our external financing needs decreased due to higher cash from operating activities partially offset by higher payments for investing and higher dividend payments. Cash on hand was $58 million at September 30, 2004 compared to $48 million at September 30, 2003.

     On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $1.5 billion was voluntarily reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Additionally, funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $287 million of our accounts receivable facility. On May 7, 2004, the 2003 Senior Credit Agreement was amended so that Loan C was repaid, and a new Loan D was added. Loan D, combined with increases in the revolving credit facility and Loan A, as well as funds provided by the Company’s accounts receivable facility, were used to permanently retire Loan C. The total amount of the 2003 Senior Credit Agreement remained unchanged.

     On March 28, 2003, FMCH redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

Liquidity

     Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2004, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

     Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

     At September 30, 2004, we had approximately $447 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

     Our 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

     Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $180 million in 2005, dividends paid in 2004 were $122,106) and other restricted payments, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of September 30, 2004, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.

     Our long-term financing under our trust preferred securities begins to come due in February 2008. However, Loan D under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The trust preferred securities are generally not redeemable prior to their maturity.

     The Company has an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. Effective January 1, 2004 the accounts receivable facility was amended whereby NMC Funding would retain the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. The Company has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from the Company under the terms of the amendment. On October 21, 2004 the Company amended the accounts receivable facility to extend the maturity date to October 20, 2005.

     Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

     The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2004 and 2003 — (continued)

     We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently on appeal, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

PART I
FINANCIAL INFORMATION
ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

     Management of Currency and Interest Rate Risks

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     Interest Rate Risks

     At September 30, 2004, we had in place various interest rate swap agreements for a notional amount of $1,400 million which we believe to be adequate to manage our interest rate exposure.

     Foreign Currency Exposure

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Results of Operations — International Segment.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts including options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward contracts including options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (Continued)

     During the period ended September 30, 2004, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial Statements — Note 1(h). Summary of Significant Accounting Policies — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements — Note 21. Financial Instruments” in the Company’s 2003 Annual Report on Form 20-F.

PART I
FINANCIAL INFORMATION

ITEM 4
CONTROLS AND PROCEDURES

     The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Commercial Litigation

     We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

     Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the IRS. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.

     Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

     In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and

Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

     On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

     Other Litigation and Potential Exposures

     In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (PTH) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

     From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

     We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of its business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

     We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against the us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the our reputation and business.

     Accrued Special Charge for Legal Matters

     At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2 to the consolidated financial statements in this report.). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 5. OTHER INFORMATION

     Publication according to § 106 German Stock Corporation Act

     Stephen Peck, member of the Supervisory Board, deceased on March 30, 2004.

     As applied for by the Supervisory Board, the local court Hof an der Saale has appointed John Gerhard Kringel, retired Management Board member, Durango, Colorado, U.S., as member of the Supervisory Board effective from October 20, 2004. As stipulated in § 104 (2) of the German Stock Corporation Act, the appointment is effective for the interim period until the end of the 2004 Annual General Meeting in order to complete the Supervisory Board to its number of members as set forth in the by-laws.

ITEM 6. EXHIBITS

Exhibit No.	Item
10.1	Amendment No. 2 dated as of October 21, 2004 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).

31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 12, 2004
Fresenius Medical Care Aktiengesellschaft
	By:	/s/ Dr. Ben Lipps Name: Dr. Ben Lipps Title: Chief Executive Officer and Chairman of the Management Board
	By:	/s/ Lawrence A. Rosen Name: Lawrence A. Rosen Title: Chief Financial Officer